ARTICLES OF AMENDMENT
                                     TO THE
                            ARTICLES OF INCORPORATION
                                       OF
                                   ICOA, INC.

     Pursuant to the applicable provisions of the Nevada Business Corporations Act, the undersigned Corporation adopts the following Articles of Amendment to its Articles of Incorporation by stating the following:

     FIRST: The present name of the corporation is ICOA, Inc. ------

     SECOND: The following amendments to its articles of incorporation were adopted by the shareholders of the corporation on ------- February 10, 2005 in the manner prescribed by Nevada law.

          RESOLVED: that Article IV of the Articles of Incorporation of ICOA, Inc. is amended by deleting the existing Article IV in its entirety and inserting the following:

                               ARTICLE IV - STOCK

     The aggregate number of shares which this Corporation is authorized to issue is:

                    (a) 750,000,000 shares of nonassessable  voting common stock having a par value of $0.0001 per share, and

                    (b) 50,000,000 shares of nonassessable voting preferred stock, having a par value of $0.0001 per share. Such shares may be issued in one or more series, and with such dividend rates and rights, liquidation preferences, voting rights, conversion rights, rights and terms of redemption and other rights, preferences, and privileges as the Corporation's Board of Directors shall determine.

               The capital stock of this corporation, both common and preferred, shall be issued as fully paid. The private property of the shareholders shall not be liable for the debts, obligations or liabilities of this Corporation.

     THIRD: The number of shares of the Corporation outstanding and entitled to vote at the time of adoption of said amendment was ------ 149,035,281.

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     FOURTH:  This  amendment  is made in  consequence  of actions  taken by the
Company's shareholders at a special meeting held on February ------- 10, 2005 at which the following motions were approved:

               Resolved, Article IV of the Company's Articles of Incorporation is hereby amended to increase the number of shares of common stock to 750,000,000.

The number of shares voted for such amendment was 77,334,892, the number of shares voted against such amendment was 3,893,746, and the number of shares that abstained from voting was 287,295 shares.

               Resolved, Article IV of the Company's Articles of Incorporation is hereby amended to add a provision authorizing the issuance of 50,000,000 shares of preferred stock, to be issued in one or more series, and with such dividend rates and rights, liquidation preferences, voting rights, conversion rights, rights and terms of redemption and other rights, preferences, and privileges as the Corporation's Board of Directors shall determine.

The number of shares voted for such amendment was 75,430,935, the number of shares voted against such amendment was 5,811,382, and the number of shares that abstained from voting was 532,195 shares.


Dated this 11th day of February, 2005




/s/ Erwin Vahlsing, Jr.
---------------------------------
Secretary